UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to _________

Commission file number 0-22874

A:    Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCLI 401(k) PLAN
Santa Rosa, CA 95407

B:    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JDS Uniphase Corporation
210 Baypointe Parkway
San Jose, CA 95134

SIGNATURES

OCLI 401(k) Plan. Purusant to the requirements of Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

JDS UNIPHASE CORPORATION
(Registrant)

Dated: July 16, 2001

By:	/s/ Anthony R. Muller

Anthony R. Muller
Executive Vice President, Chief Financial Officer, Secretary (Principal Accounting Officer)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

OCLI 401(k) Plan

December 31, 2000 and 1999 and for the year ended December 31, 2000 with Report of Independent Auditors

OCLI 401(k) Plan

Financial Statements and
Supplemental Schedule

December 31, 2000 and 1999
and for the year ended December 31, 2000

                                        Table of Contents
                                      ====================

Report of Independent Auditors..................................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)..................8

Report of Independent Auditors

To the Participants and the
Trustees of the OCLI 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of OCLI 401(k) Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

San Jose, California
June 29, 2001

Report of Independent Auditors

Administrative Committee
OCLI 401(k) Plan
Santa Rosa, California

We have audited the accompanying statement of net assets available for benefits of the OCLI 401(k) Plan (formerly the OCLI 401(k)/ESOP Plan) (the “Plan”) as of December 31, 1999. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

San Francisco, California
June 16, 2000

OCLI 401(k) Plan

Statements of Net Assets Available for Benefits

                                                             December 31,
                                                         2000                 1999
                                                 -------------------------------------------
Assets
Investments                                        $     208,088,096    $     426,119,655
Cash                                                         100,000              617,035

Contribution receivables:
   Employer                                                  100,194                    -
   Employee                                                  188,086                    -
                                                 -------------------------------------------
Total receivables                                            288,280                    -
                                                 -------------------------------------------
Net assets available for benefits                  $     208,476,376    $     426,736,690
                                                 ===========================================

See accompanying notes.

OCLI 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2000

Additions
 Interest and dividends                                          $       7,156,433

Contributions:
  Employer                                                               3,309,011
  Employee                                                               6,736,352
  Rollovers                                                              1,517,151
                                                              ----------------------
 Total contributions                                                    11,562,514

Transfer from other plan                                                   156,542
                                                               ----------------------
Total additions                                                         18,875,489

Deductions
Net realized and unrealized depreciation in
  fair value of investments                                             79,964,660
Benefit payments and deemed distributions                              157,171,143
                                                               ----------------------
Total deductions                                                       237,135,803

Net decrease                                                          (218,260,314)

Net assets available for benefits at beginning of year                 426,736,690
                                                               ----------------------                                                                                   ----------------------
Net assets available for benefits at end of year                 $     208,476,376
                                                               ======================

See accompanying notes.

OCLI 401(k) Plan

Notes to Financial Statements

December 31, 2000

1.    Description of Plan

The following description of the OCLI 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of Optical Coating Laboratory, Inc. and its subsidiaries (collectively, the Employer), as defined in the plan document. Employees become eligible to participate in the Plan immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2000, the assets of the OPKOR 401(k) Plan were merged into the Plan. As a result of this merger, the Plan’s net assets increased by $156,542.

Contributions

Participants may elect to contribute a portion of their pretax compensation, as provided by the Plan and Internal Revenue Service (IRS) regulations. The maximum annual pretax contribution an employee may make is 15% of his or her annual compensation, as defined in the plan document.

The Employer makes a matching contribution of 100% of the first 3% of the participant’s compensation deferred plus 50% of the next 3% of the participant’s compensation deferred to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s matching contribution and (b) plan earnings. Participants are fully vested in their participant accounts at all times. All amounts in participant accounts are participant-directed.

Distributions

In accordance with the plan document and as allowed under the Internal Revenue Code (the Code), distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 ½; or distribution is also available to satisfy a financial hardship meeting the requirements of the IRS regulations.

Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed 5 years or 15 years if the proceeds are to be used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at the U.S. Prime Rate as published in the Wall Street Journal plus 2% as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Expenses

All expenses incident to the administration of the Plan are paid by the Employer.

Plan Termination

The Employer has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. If the Plan is terminated, each participant shall receive a distribution of assets equal to the value of the participant’s vested account.

2.     Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies and the common trust fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The JDS Uniphase Corporation common stock is valued at its quoted market price on the last day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Reclassification

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3.     Investments

T. Rowe Price Trust Company, the Trustee, holds the Plan's investment assets and executes investment transactions.

During 2000, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices, as follows:

                                                              Net
                                                          Realized and
                                                           Unrealized
                                                       Depreciation in Fair
                                                       Value of Investments
                                                       ----------------------
Common stock                                            $     (71,699,296)
Shares of registered investment companies                      (8,265,364)
                                                       ----------------------                                                                        ----------------------
                                                        $     (79,964,660)
                                                       ======================

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                                             December 31,
                                                                        2000                 1999
                                                                -------------------------------------------
JDS Uniphase Corporation common stock                             $     125,336,511    $               -
Optical Coating Laboratory, Inc. common stock                                     -          348,228,996
T. Rowe Price Stable Value Common Trust Fund Schedule E                  30,557,946           28,274,895

4.     Income Tax Status

The Plan has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5.     Related Party Transactions

On February 4, 2000, the Employer was acquired by JDS Uniphase Corporation (JDSU). In connection with this acquisition, each share of the Employer’s stock was exchanged for 3.712 shares of the common stock of JDSU. Subsequent to this exchange, the Employer’s common stock ceased to be an investment option, and the common stock of JDSU became an investment option. The Plan purchases and sells shares of JDSU common stock in accordance with the participant’s investment decisions.

6.     Subsequent Events

Plan Amendment

Effective January 1, 2001, the Plan was amended to increase the allowable salary deferral percentage to 20%. In addition, this amendment decreased the maximum matching contributions to 100% of the first 3% of the participant’s compensation deferred plus 50% of the next 2% of the participant’s compensation deferred.

Plan Merger

The Plan has entered into a definitive agreement to merge into the JDS Uniphase Corporation Employees’ 401(k) Retirement Plan (the JDSU Plan) on July 1, 2001. All assets of the Plan will be transferred to the JDSU Plan and all participants will become eligible to participate in the JDSU Plan at that time.

Decline in Investment Value

During 2001, the market value per share of JDSU common stock has decreased significantly from the December 31, 2000 value of $41.6875 per share reported in the accompanying financial statements. At the date of the auditor’s report, June 29, 2001, the market value of JDSU common stock was $12.49 per share. The reduction in share value has resulted in approximately $81 million in unrealized depreciation since December 31, 2000.

Supplemental Schedule

OCLI 401(k) Plan

EIN 68-0164244, Plan #006

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2000

                                                                  (c)
                                                       Description of Investments
                             (b)                    Including Maturity Date, Rate of            (e)
                Identity of Issue, Borrower,         Interest, Collateral, Par, or            Current
 (a)              Lessor, or Similar Party                   Maturing Value                    Value
------------------------------------------------------------------------------------------------------------

      Common stock:
  *      JDS Uniphase Corporation                         3,006,573 shares                $   125,336,511

      Common trust fund:
  *      T. Rowe Price Stable Value Common Trust Fund
         Schedule E                                      30,557,946 shares                     30,557,946

      Shares of registered investment companies:
  *      T. Rowe Price International Stock Fund             269,215 shares                      3,909,000
  *      T. Rowe Price Growth Stock Fund                    210,268 shares                      5,719,302
  *      T. Rowe Price New Horizons Fund                    259,237 shares                      6,193,165
  *      T. Rowe Price Equity Index 500 Fund                179,614 shares                      6,376,306
  *      T. Rowe Price Science and Technology Fund          154,526 shares                      5,496,485
  *      T. Rowe Price Mid Cap Growth Fund                  134,765 shares                      5,362,295
  *      T. Rowe Price Balanced Fund                        339,229 shares                      6,503,018
  *      T. Rowe Price Equity Income Fund                   282,329 shares                      6,965,053
  *      T. Rowe Price Spectrum Income Fund                 205,654 shares                      2,214,891

  *   Participant loans                                Various loans maturing through
                                                       2015, with interest rates from           3,454,124
                                                       8.00% - 12.0%
                                                                                          ------------------
                                                                                          $   208,088,096
                                                                                          ==================

  *Indicates party-in-interest to the Plan.
  Note: Column (d), cost, has been omitted, as all investments are participant-directed.